SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of Announcement: 24 September 2020

BT Group plc

(Translation of registrant's name into English)

BT Group plc
81 Newgate Street
London
EC1A 7AJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X...             Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

24 September 2020

BT TO FILE FORM 15F TO DEREGISTER FROM US SEC

In line with its announcement on 14 August 2019, BT Group plc (BT) hereby confirms its intention to today file a Form 15F with the US Securities and Exchange Commission (SEC) to deregister all of its registered equity securities. BT expects deregistration to become effective 90 days later.

BT will continue to positively engage with US equity and debt investors, and remains committed to its customers operating in the US.

For further information

Investor relations:

Mark Lidiard                         Tel: +44 20 7356 4909

Press office:

Tom Engel                             Tel: +44 7947 711 959

All news releases can be accessed on BT's website and you can follow BT on Twitter here.

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About BT

BT Group is the UK's leading telecommunications and network provider and a leading provider of global communications services and solutions, serving customers in 180 countries. Its principal activities in the UK include the provision of fixed voice, mobile, broadband and TV (including Sport) and a range of products and services over converged fixed and mobile networks to consumer, business and public sector customers. For its global customers, BT provides managed services, security and network and IT infrastructure services to support their operations all over the world. BT consists of four customer-facing units: Consumer, Enterprise, Global and its wholly-owned subsidiary, Openreach, which provides access network services to over 650 communications provider customers who sell phone, broadband and Ethernet services to homes and businesses across the UK.

For the year ended 31 March 2020, BT Group's reported revenue was £22,905m with reported profit before taxation of £2,353m.

British Telecommunications plc is a wholly-owned subsidiary of BT Group plc and encompasses virtually all businesses and assets of the BT Group.  BT Group plc is listed on the London Stock Exchange.

For more information, visit www.bt.com/about

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group plc
(Registrant)

By: /s/ Rachel Canham, Company Secretary
--------------------

Rachel Canham, Company Secretary.

Date 24th September 2020